[PGT, INC. LETTERHEAD]

September 26, 2016

VIA EDGAR

Terence O’Brien
Accounting Branch Chief, Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          PGT, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016 Filed March 11, 2016
File No. 0-52059

Dear Mr. O’Brien:

Please find below the responses of PGT, Inc. (referred to as the “Company,” “we,” “our,” or “us”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 14, 2016 (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Form 10-K for the Fiscal Year Ended January 2, 2016

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

1.
Comment: You disclose on page 42 that during 2015 your warranty expense increased due to an increase in service claims experienced in 2015. Please revise your MD&A to explain the underlying reason for the increase in service claims and whether this trend is expected to recur.  See Item 303(a)(3)(i) and (ii) of Regulation S-K for guidance.

Response: We intend to include the following disclosure in the MD&A set forth in our Quarterly Report on Form 10-Q for the quarter ending October 1, 2016, and to include similar disclosure in our filings for future periods thereafter, to the extent applicable:

“During our 2015 fiscal year, we experienced an increase in recorded warranty expense as a percentage of sales, with an average rate of 2.12%, as compared to an average rate of 1.80% for fiscal year 2014. Our warranty expense, as a percentage of sales, continued to increase during the first half of our 2016 fiscal year. For the six-month period ended July 2, 2016, our recorded warranty expense as a percentage of sales averaged approximately 2.38%. We believe the increases in warranty expense were the result of a significant increase in the number of new manufacturing employees we have hired during the past eighteen months to support our growth. Those employees did not have the level of experience and training as our more seasoned employees. We expect that, as those relatively newer employees gain more experience in future quarters, and are exposed to improved training initiatives we have implemented, warranty expense, as a percentage of sales, will decline from current levels."

Liquidity and Cash Flow, page 15

2.
Comment: You disclose on page 10 that all of your assets are held by your subsidiaries and you rely on the earnings and cash flows of your subsidiaries to meet your obligations. You state that the ability of your subsidiaries to make payments to you depend on their respective operating results and may be restricted for certain reasons. Please tell us your consideration of providing the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response:

Consideration of Disclosures Required by Rule 4-08(e)

On September 22, 2014, we entered into a Credit Agreement (the “2014 Credit Agreement”), that established new senior secured credit facilities. Our obligations under the 2014 Credit Agreement were secured by substantially all of our assets as well as our direct and indirect subsidiaries’ assets. In February 2016, we entered into a new senior secured credit facility (the “2016 Credit Agreement”). A portion of the borrowings under the 2016 Credit Facility were used to fully repay the 2014 Credit Agreement.  The 2014 Credit Agreement did not, and the 2016 Credit Agreement does not, restrict any of the Company’s subsidiaries from making disbursements, distributions or dividends of funds to the Company. None of the Company’s subsidiaries are a party to any other agreement that contains any such restrictions. We are unaware of any significant restrictions by third parties (e.g., lenders, regulatory agencies, governments) on the ability of the Company’s subsidiaries to disburse, distribute or dividend funds to the Company. Consequently, each of the Company’s subsidiaries has less than 25% of its consolidated net assets subject to restrictions under Rule 4-08 (e)(3) of Regulation S-X, and thus, disclosure under Rule 4-08(e)(3) of Regulation S-X is not required.

Consideration of the Need for Parent-Only Financial Statements

Rule 5-04 of Regulation S-X requires disclosure of a financial statement schedule containing condensed financial information for the registrant/parent company (as prescribed in Rule 12-04 of Regulation S-X) when the restricted net assets (as defined by Rule 4-08(e)(3) of Regulation S-X) of consolidated subsidiaries exceed 25% of consolidated net assets, as of the end of the most recently completed fiscal year. As such, we considered this possible disclosure requirement as of January 2, 2016, the end of our most recently completed fiscal year, and determined that the disclosure of a schedule containing parent-company-only financial information was not required, as each of the Company’s subsidiaries has less than 25% of its consolidated net assets subject to restrictions under Rule 4-08(e)(3) of Regulation S-X, as discussed in more detail in the preceding paragraph.

Internal Control Over Financial Reporting, page 66

3.
Comment: You disclose that you substantially completed the implementation of your new Enterprise Resource Planning System (“ERP”) by the end of 2015 and the implementation of this System has affected and will continue to affect your internal controls over financial reporting.  We remind you that if your ERP implementation results in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

Response: We intend to include the following disclosure in Item 4, Controls and Procedures, of Part I of our Quarterly Report on Form 10-Q for the quarter ending October 1, 2016, and to include similar disclosure in our filings for future periods to the extent applicable.

“We substantially completed the implementation of our new Enterprise Resource Planning (“ERP”) system during our fiscal quarter ended January 2, 2016. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system, there was no change in our internal control over financial reporting that occurred during the period ended January 2, 2016, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. For the quarter ended October 1, 2016, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing.  Furthermore, we acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response resolves the comments of the Staff set forth in the Comment Letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Bradley West
Bradley West
Chief Financial Officer